UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-42000

Zhibao Technology Inc.

(Translation of registrant’s name into English)

Floor 3, Building 6, Wuxing Road, Lane 727

Pudong New Area, Shanghai, China, 201204

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Entry into a Material Definitive Agreement

On July 2, 2025, Zhibao Technology Inc. (the “Company”), a Cayman Islands exempted company, announced that one of its subsidiaries, Zhibao Technology Co., Ltd. (“Zhibao China”), a limited liability company incorporated under the laws of the People’s Republic of China (the “PRC” or “China”), entered into a Share Purchase Agreement (the “SPA”) with Xuegeng Zhao and Qin’er Ye (“Sellers”), the shareholders of Zhonglian Jinan Insurance Brokers Co., Ltd. (“Zhonglian” or “Target”), and the Target, pursuant to which, subject to the terms and conditions set forth in the SPA, Zhibao China agreed to acquire an aggregate of 51% of the equity interest in Zhonglian (the “Acquired Assets”), including 23% of the equity interest from Xuegeng Zhao and 28% of the equity interest from Qin’er Ye, for a total purchase price of RMB25.5 million (approximately $3.5 million) (“Purchase Price”), subject to adjustment as provided in the SPA (the “Acquisition”).

The Purchase Price is based on an evaluation of RMB 50 million for the 100% of the equity interest in Zhonglian mutually agreed by Zhibao China and Sellers and shall be paid in four installments. The first three installments, each in the amount of RMB7.65 million (approximately $1.05 million), shall be payable on July 31, 2025, July 31, 2025 and January 31, 2026, respectively. The fourth installment, in the amount of RMB 2.55 million (approximately $0.35 million), is subject to adjustment in the event that the revenue generated by the Target is less than RMB 140 million (approximately $19.18 million) within one year following the full payment of the first instalment of the Purchase Price (the “Delivery Date”). The adjustment shall be calculated based on the following formula: RMB 25.5 million times (RMB 140 million minus 100% of the Target’s revenue within one year following the Delivery Date) divided by RMB 140 million, and shall be capped at a maximum adjustment amount of RMB 1 million (approximately $0.14 million). The fourth installment is payable within 30 days following the first anniversary of the Delivery Date. Failure to pay the Purchase Price on time as stipulated in the SPA will subject Zhibao China to liquidated damages at a rate of 0.05% of the unpaid amount for each overdue day. If payment is not made within 90 days of the due date, the Sellers may elect to demand continued performance, accelerated lump-sum payment, or retain amounts paid and convert such amounts, net of liquidated damages, into equity in Zhonglian based on a RMB 50 million valuation, plus additional compensation if the liquidated damages are insufficient to cover losses.

Under the SPA, Zhibao China also has a right of first refusal to acquire an additional 34% equity interests in Zhonglian by the end of 2027 (the “Subsequent Acquisition”), provided that the Sellers and Zhonglian have fulfilled their respective obligations under the SPA, and Zhibao China has not deliberately obstructed, whether through affirmative acts or passive omissions, the normal operation and management of Zhonglian. Notwithstanding the foregoing, if Zhibao China fails to complete the Subsequent Acquisition despite Zhonglian having fulfilled its obligations under the SPA, Zhibao China shall be deemed to be in breach of the SPA and shall be required to pay liquidated damages to the Sellers.

The SPA may be terminated by mutual agreement of the parties. In addition, the Sellers may unilaterally terminate the SPA if Zhibao China fails to pay the first installment within the timeline specified in the SPA.

The Acquisition and related transactions shall be registered with the relevant PRC governmental authorities within a specified period following the Delivery Date, as set forth in the SPA. After such Acquisition, Zhonglian will become a PRC subsidiary of the Company, with Zhibao China directly holding 51% of its equity interest and Xuegeng Zhao holding the balance of 49%.

Zhonglian, established on June 8, 2005, is a professional insurance brokerage firm headquartered in Ningbo, China, primarily engaged in the provision of insurance brokerage services to end customers. As of the date of this filing, it has 58 branches nationwide, including 28 provincial-level branches across major regions such as Beijing, Shanghai, Guangdong, and Sichuan. Zhonglian’s business spans three primary segments: property insurance, life insurance, and internet-based e-commerce insurance. It has established close partnerships with over 30 leading domestic property insurance companies and more than 10 life insurance providers.

Zhonglian’s brokerage activities are primarily concentrated on non-auto insurance lines, including liability insurance, accident insurance, enterprise property insurance, cargo transportation insurance, and short-term health insurance. Its revenue is derived from brokerage commissions paid by insurance companies.

Zhonglian provides comprehensive services to policyholders, including risk identification and assessment, insurance plan design tailored to clients’ needs and budgets, multi-company policy comparison, and negotiation of underwriting terms. After engagement, Zhonglian assists with application submissions, policy renewals, amendments, and provides professional claims support and coordination. Its clientele includes large and medium-sized enterprises, business owners, government agencies, public institutions such as provincial emergency departments and municipal hospitals, high-net-worth individuals, and specialized industry groups.

The foregoing summary of the SPA is not complete and is qualified in its entirety by reference to the full text of the SPA, a copy of which is attached hereto as Exhibit 10.1 to this report on Form 6-K and is incorporated herein by reference.

Attached as Exhibit 99.1 to this report on Form 6-K is the unaudited pro forma condensed combined financial statements of the Company combining the financial statements of Company and Zhonglian Jinan as of December 31, 2024.

Attached as Exhibit 99.2 to this report on Form 6-K is the audited financial statements of Zhonglian for the years ended June 30, 2023 and 2024 (“Zhonglian’s Audited Financial Statements”).

Attached as Exhibit 99.3 to this report on Form 6-K is the unaudited financial statements of Zhonglian for the six months ended December 31, 2023 and 2024 (“Zhonglian’s Interim Financial Statements”).

Attached as Exhibit 99.4 to this report on Form 6-K is the Operating and Financial Review and Prospects of Zhonglian in connection with Zhonglian’s Audited Financial Statements and Zhonglian’s Interim Financial Statements.

On July 2, 2025, the Company issued a press release announcing the entry of the SPA. A copy of such release is furnished hereto as Exhibit 99.5 to this report on Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zhibao Technology Inc.

By:	/s/ Botao Ma
Name:	Botao Ma
Title:	Chief Executive Officer

Date: July 2, 2025

EXHIBIT INDEX

Exhibit No.	Description
10.1*	Share Purchase Agreement, dated as of July 2, 2025, by and among Zhibao China and Sellers
23.1	Consent of HYYH CPA. LLC
99.1	Unaudited Pro Forma Condensed Combined Financial Statements of the Registrant combining the Financial Statements of Registrant and Target as of December 31, 2024
99.2	Audited Financial Statements of Target for the Years Ended June 30, 2023 and 2024
99.3	Unaudited Financial Statements of Target for the Six Months Ended December 31, 2023 and 2024
99.4	Operating and Financial Review and Prospects of Target in connection with the Unaudited Financial Statements of Target for the Six Months Ended December 31, 2023 and 2024 and Audited Financial Statements of Target for the Years Ended June 30, 2023 and 2024
99.5	Press Release, dated July 2, 2025

*	Certain portions of the exhibit have been omitted pursuant to Item 601(a)(6) of Regulations S-K. The Company hereby agrees to furnish a copy of any omitted portion to the SEC upon request.

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